
August 11, 2009

Sent via U.S. Mail and facsimile to (509) 624-6233

Daniel G. Byrne
Executive Vice President – Finance
   and Principal Financial Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, Washington 99201

> **RE:**   **Sterling Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **File No. 000-20800**

Dear Mr. Byrne,

We have reviewed your letter filed on August 4, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008
Financial Statements

Note 4: Allowance for Credit Losses, page F-20

1.   We note your response and proposed disclosure to prior comment 3 regarding your foreclosed real estate accounting policy. Paragraph 28 of SFAS 15 specifically states that long-lived assets received should be recorded at fair value

less cost to sell, not using a "lower of" method such as your policy. Please revise your accounting policy in future filings to comply with the fair value less cost to sell method required by SFAS 15. In addition, please tell us whether there will be any financial statement impact, and disclose the amount of the impact if material, due to this change in methodology to comply with GAAP.

Note 12. Income Taxes, page F-27

2. We note your response to prior comments 4 and 5, including your revised income tax disclosure on page 28 of your Form 10-Q for the period ended June 30, 2009. We also note that you recorded additional net losses of $33.9 million for the three-month period ended June 30, 2009. Given your continued significant net losses into the second quarter 2009, please tell us and further revise future filing disclosures to address the following:

    a. In response to prior comment 4, you tell us a few of the factors you considered when determining the need for a valuation allowance. Please tell us and provide additional detailed disclosure in future filings of both the specific positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

    b. Considering that you are in a three-year cumulative loss position as of June 30, 2009, tell us how you considered paragraph 103 of SFAS 109.

    c. Where you have utilized forecasts and/or projections, such as your statement that you "expected to generate minimal taxable income for 2009," discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically tell us whether the losses incurred in the quarters ended March 31 and June 30, 2009 were in line with the projections you made when determining the level of your valuation allowance as of December 31, 2008, March 31, 2009 and June 30, 2009.

    d. Clearly disclose in future filings the expiration of your tax loss carryforwards.

    e. In your response to prior comment 4 you state that you have considered utilizing tax planning strategies to generate future taxable income. To the extent that you plan to rely upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact in future filings and provide a brief description of such strategies.

      f.   To the extent you have recorded a partial valuation allowance, clearly disclose in future filings how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

      g.   Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements in future filings, beginning with your next Form 10-Q, as applicable.

Form 10-Q for the period ended March 31, 2009
Management's Discussion and Analysis
Liquidity and Capital Resources, page 32

3.   We note your response and proposed disclosure to prior comment 9. We note that accreting the fair value of the warrants on a straight-line basis over five years does not appear to be in compliance with U.S. GAAP, which requires that the amount be accreted using the effective interest method. Since it is inappropriate to disclose a departure from U.S. GAAP in your accounting policies as implemented, please revise your disclosure in future filings, beginning in your next Form 10-Q, to either state that your accounting treatment is not in compliance with U.S. GAAP but that the difference between the straight-line and effective interest methods is not material, or revise your accounting treatment so that it is in compliance with U.S. GAAP.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3492 if you have questions regarding our comments.

                    Sincerely,

                    John P. Nolan
                    Senior Assistant Chief Accountant